Via Facsimile and U.S. Mail
Mail Stop 6010

August 18, 2006

Mr. Rick E. Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Boulevard
South San Francisco, California 94080

Re: Theravance, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 8, 2006
        File No. 000-30319

Dear Mr. Winningham:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief